Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2024

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, expansion of marketing and channel activities, converting prospects to customers, statements that contain projections of expected market size, results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	changes in our strategy;

●	the impact of competition and new technologies;

●	shareholder activism;

●	the overall global economic environment;

●	projected capital expenditures and liquidity;

●	impediments in the execution of our mergers and acquisitions program;

●	the ultimate outcome of the proposed transactions between us and Desktop Metal, Inc., or Desktop Metal, and between us and Markforged Holding Corporation, or Markforged, including the possibility that Desktop Metal’s and/or Markforged’s stockholders will reject the proposed transactions;

●	the effect of the announcement of the proposed transactions on the ability of Desktop Metal and/or Markforged to operate its business and retain and hire key personnel and to maintain favorable business relationships;

●	the timing of the proposed transactions;

●	the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transactions;

●	the ability to satisfy closing conditions to the completion of the proposed transactions (including any necessary stockholder approvals);

●	other risks related to the completion of the proposed transactions and actions related thereto; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2023, or our Annual Report, which is on file with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

A. Operating Results

Introduction

Unless indicated otherwise by the context, all references in this report to “Nano Dimension”, the “Company”, “we”, “us” or “our” are to Nano Dimension Ltd. and its subsidiaries. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

●	“dollars” or “$” means United States dollars; and

●	“NIS” means New Israeli Shekels.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2024, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Overview

Our vision is to disrupt electronics and mechanical manufacturing with an environmentally friendly and economically efficient electronics and precision additive manufacturing Industry 4.0 solution - transforming digital designs into functioning electronic and mechanical devices - on demand, anytime, anywhere.

At Nano Dimension, we believe that additive manufacturing (AM), which is known to some as 3D printing, of electronics and precision applications are key to future growth in the manufacturing industry. According to an Emergen Research report titled “3D Printing Market”, published in March 2022, a 3DHUBS trend report titled “3D Printing Trend Report 2022”, published in May 2022, and an IDTechEx report titled “3D Electronics/Additive Electronics 2022-2032” from April 2022, the additive manufacturing and additively manufactured electronics (AME) markets, which consist of the sales of manufacturing equipment and the parts that are made from them, are expected to grow from $16 billion to more than $100 billion by 2030 at a compound annual growth rate of above 20%.

Our technology strategy is rooted in the application of deep learning-based artificial intelligence, or AI, to drive improvements in manufacturing capabilities by using self-learning and self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Our deep learning-based AI led manufacturing systems are used to 3D print and assemble high-performance electrical and mechanical applications. Our portfolio of 3D printing, robotics, and control systems enable key enhancements such as weight reduction, miniaturization, agile innovation, and rapid fabrication of critical components that have met the needs of thousands of customers in the most technologically advanced, competitive, and innovative industries such as aerospace/defense, automotive, electronics and printed circuit boards, or PCBs, industrial, medical, and research and development/academia.

“DeepCube”, which is the name of our deep learning-based AI platform, is novel compared to other AI solutions based on its ability to improve hardware performance across a network of edge devices; thus, enabling its application on a distributed network of manufacturing solutions. This is based on DeepCube’s pioneering software inference accelerator, which drastically improves yield, quality, and throughput on AM and AME hardware. DeepCube’s propriety algorithms increase the speeds of data analysis tenfold, making it a unique hardware performance accelerator.

Our portfolio of 3D printers includes: (i) AME inkjet printers known as DragonFly IV that produce PCBs and electronic devices by simultaneously depositing proprietary conductive and dielectric substances while integrating in situ capacitors, antennas, coils, transformers, and electro-mechanical components, (ii) Micro Additive Manufacturing (Micro-AM) Digital Light Processing, or DLP, printers known as Fabrica 2.0 that achieve production-grade micron-level resolution polymer and composite parts, and (iii) industrial AM DLP printers known as Admaflex utilizing a patented DLP foil system that fabricates strong and complex ceramic and metal parts. Our 3D printing portfolio is complemented by a range of consumables, also known as materials, including inks, resins, and slurries. We also offer software to provide engineers with the tools to bring precision and electrical parts from design-to-manufacturing.

Our suite of Additive Electronics robotics includes: (i) surface-mount technology suite of production equipment for Hi-PEDs® and PCB assembly via Essemtec, and (ii) Ink Delivery Systems technology covering hardware and software solutions via Global Inkjet Systems Ltd.

We have a suite of software products and services that support the aforementioned offerings. While there is an extensive list of these products, one to note is Additive Flow. It is a key enabling software for design and simulation, which is one of the key steps in 3D printing.

From 2021, we increased our sales and commercialization efforts to broaden the synergies of our different groups. As a part of scaling our operations, we have offices spanning across the United States, Germany, UK, Switzerland, the Netherlands and Israel. These offices serve to broaden our customer engagement across regions and serve as focal points for advancing our strategic objectives to lead in Western markets.

Results of Operations

The following discussion of our unaudited results of operations for the six month periods ended June 30, 2024 and 2023, included in the following table, which presents selected financial information data, is based upon our unaudited statements of operations contained in our financial statements for those periods, and the related notes.

	For the Six Month Period Ended June 30,
	Thousands USD
	2023	2024

Revenues	29,702	28,350

Cost of revenues	16,447	15,299

Cost of revenues - write-down of inventories	194	65

Total cost of revenues	16,641	15,364

Gross profit	13,061	12,986

Research and development expenses	35,636	18,254

Sales and marketing expenses	15,703	13,738

General and administrative expenses	23,355	18,183

Other expenses, net	-	2,612

Operating loss	(61,633)	(39,801)

Finance income	80,780	21,846

Finance expense	6,442	61,143

Income (loss) before taxes on income	12,705	(79,098)

Basic and diluted income (loss) per share (USD)	0.05	(0.35)

Six Months Ended June 30, 2024, Compared with Six Months Ended June 30, 2023

Revenues. Our revenues are derived primarily from sales of systems to customers, warranty and service contracts, and sale of ink and other consumables to those customers. Total revenues for the six months ended June 30, 2024, were $28,350,000, compared to $29,702,000 in the six months ended June 30, 2023.

Total Cost of Revenues. Total cost of revenues consists mainly of cost of systems sold, cost of maintenance, ink and other consumables costs, as well as inventories write-down. Our total cost of revenues for the six months period ended June 30, 2024, was $15,364,000, compared to $16,641,000 in the six months period ended June 30, 2023. The decrease is attributed mostly to the decrease in sales of the Company’s product lines.

As a result of the reorganization plan executed by the Company in the fourth quarter of 2023 and other cost reduction efforts taken in 2024, the Company’s operating expenses across all departments have decreased in the first half of 2024 compared to the first half of 2023, as detailed below.

Research and Development. Research and Development, or R&D, expenses consist primarily of payroll and related expenses, share-based payments expenses, subcontractors expenses, materials, depreciation, rental fees, patent registration fees, and other related research and development expenses. R&D expenses for the six months period ended June 30, 2024, were $18,254,000, compared to $35,636,000 in the six months period ended June 30, 2023. The decrease is attributed mostly to a decrease in payroll and related expenses, as well as in share-based payments expenses, materials for R&D use, subcontractors and professional services, largely associated with organizational synergies.

Sales and Marketing. Sales and marketing, or S&M, expenses consist of payroll and related expenses, marketing and advertising services, travel expenses, share-based payments expenses, depreciation, rental fees and other related sales and marketing expenses. S&M expenses for the six months period ended June 30, 2024, were $13,738,000, compared to $15,703,000 in the six months period ended June 30, 2023. The decrease is mainly attributed to a decrease in payroll and related expenses, as well as in share-based payments expenses, largely associated with organizational synergies.

General and Administrative. General and administrative, or G&A, consist of professional services, payroll and related expenses, share-based payments expenses, office expenses, depreciation, travel expenses, fees and other general and administrative expenses. G&A expenses for the six months period ended June 30, 2024, were $18,183,000, compared to $23,355,000 in the six months period ended June 30, 2023. The decrease is mainly attributed to a decrease in professional services expenses, largely associated with organizational synergies.

Other expenses, net. Other expenses, net for the six months period ended June 30, 2024, were $2,612,000. The forementioned expenses are mainly related to Desktop Metal acquisition transaction costs.

Operating Loss. Based on the foregoing, we recorded an operating loss of $39,801,000 for the six months ended June 30, 2024, compared to a loss of $61,633,000 in the six months ended June 30, 2023.

Finance income and expenses. Finance income and expenses consist of finance expense or income as a result of the change in the fair value of financial assets and liabilities, bank fees, interest income from banks, revaluation of liability in respect of government grants and lease liability, and exchange rate differences. Finance expenses, net, for the six months ended June 30, 2024, were $39,297,000, compared to finance income, net, of $74,338,000 in the six months ended June 30, 2023. The increase in expenses resulted primarily from finance expenses as a result of the change in the fair value of our investment insecurities.

Net income/(loss) attributed to owners. Net loss attributed to owners for the six months ended June 30, 2024, was $(78,743,000), or $(0.35) loss per share, compared to net income attributed to owners of $13,103,000, or $0.05 income per share, for the six months ended June 30, 2023.

B. Liquidity and Capital Resources

Since our inception through June 30, 2024, we have funded our operations principally with $1,550,642,000 from the issuance of Ordinary Shares, warrants and convertible notes. As of June 30, 2024, we had $845,161  thousand in cash and cash equivalents, short term unrestricted deposits and marketable securities.

The table below presents our cash flows:

	Six Month Periods Ended June 30,
(in thousands of U.S. dollars)	2023	2024
Operating activities	(56,116)	(30,690)

Investing activities	(149,803)	26,222

Financing activities	(23,710)	(72,632)

Net decrease in cash	(229,629)	(77,100)

Operating Activities

Net cash used in operating activities of $30,690,000 during the six months ended June 30, 2024, was primarily used for payroll payments and related expenses, payments for materials, rent, travel, professional services and other miscellaneous expenses.

Net cash used in operating activities of $56,116,000 during the six months ended June 30, 2023, was primarily used for payroll payments and related expenses, payments for materials, rent, travel, professional services and other miscellaneous expenses.

Investing Activities

Net cash from investing activities of $26,222,000 during the six months ended June 30, 2024, was primarily from interest received from investment in bank deposits and withdrawals of bank deposits.

Net cash used in investing activities of $149,803,000 during the six months ended June 30, 2023, was primarily used for investment in bank deposits and fixed assets and payment of liabilities with respect to contingent consideration of business combination, less cash interest received from banks.

Financing Activities

Net cash used in financing activities of $72,632,000 in the six months ended June 30, 2024, consisted primarily of repurchase of treasury shares.

Net cash used in financing activities of $23,710,000 in the six months ended June 30, 2023, consisted primarily of repurchases of treasury shares, lease payments and payments in connection with our acquisitions of DeepCube and Nano Fabrica.

We had $100 million Repurchase Plan that was approved by the Israeli Court in August 2022 for a period of up to 12 months and was later extended by an additional two months. 32,016,354 ADSs have been repurchased under the $100 million Repurchase Plan. The $100 million Repurchase Plan expired on October 12, 2023, with $4,160,138 remaining, and thereafter no longer eligible for repurchases under such plan.

The Israeli Court approved a new $200 million Repurchase Plan on October 17, 2023, for a twelve-month period. As of September 30, 2024, 26,043,291 ADSs have been repurchased under the $200 million Repurchase Plan. Under the $200 million Repurchase Plan, we may repurchase all or a portion of the authorized repurchase amount. The $200 million Repurchase Plan does not obligate us to repurchase any specific number of the Ordinary Shares represented by ADSs, and may be suspended or terminated at any time at management’s discretion.

Current Outlook

To date, we have not achieved operating profitability and have sustained operating losses in every fiscal year since our inception, and we have financed our operations primarily through proceeds from issuance of our ordinary shares (including ADSs), warrants and other convertible securities. Our primary requirements for liquidity and capital resources are to finance working capital, capital expenditure, general corporate purposes and to advance our merger and acquisition strategy. We believe that our current resources will be sufficient to meet our business needs for at least the next 12 months.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the progress of commercial sales of our products

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the cost and progress of our mergers and acquisition activity;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

●	the magnitude of our general and administrative expenses; and

●	The failure to realize post-merger integration synergies in large part or in full.

In July 2024, we entered into a definitive agreement with Desktop Metal, under which we agreed to acquire all outstanding shares of Desktop Metal in an all-cash transaction for $5.50 per share, subject to possible downward adjustments to $4.07 per share, as described below, for total consideration of approximately $183 million, possibly down to $4.07 per share or, based on downward adjustments, $135 million in total.

The purchase price may be adjusted for:

●	Transaction expenses: Desktop Metal estimates that transaction expenses will be approximately $11 million, which would result in an approximate decrease of $0.44 per share. The maximum reduction, based on expenses, is $0.63 per share.

●	If the closing of the transaction extends into 2025, we have committed to providing Desktop Metal with a $20 million secured loan facility. Desktop Metal does not expect to draw on the facility, but to the extent it does, there will be an adjustment to the purchase price based on the amount drawn prior to closing of up to $0.80 per share.

●	If all reductions will occur, the price will be $4.07 per share, aggregating to a total consideration of $135 million.

Desktop Metal has approximately $115.0 million in principal amount of outstanding 6.0% Convertible Senior Notes due 2027, or the Convertible Notes. Following the closing, we will repurchase or refinance all outstanding Convertible Notes at a cash purchase price equal to the $115.0 million principal amount of the Convertible Notes, plus accrued and unpaid interest to the date of repurchase.

The closing of the transaction is subject to certain closing conditions, including the approval of Desktop Metal’s stockholders, and required regulatory approvals, and certain termination rights as described in the merger agreement. The transaction, which was unanimously approved by the Boards of Directors of both companies, is expected to close in the fourth quarter of 2024.

In September 2024, we entered into a definitive agreement with Markforged, under which we agreed to acquire all outstanding shares of Markforged in an all-cash transaction for $5.00 per share, and for a total consideration of approximately $115 million.

The closing of the transaction is subject to certain closing conditions, including the approval of Markforged’s stockholders, and required regulatory approvals, and certain termination rights as described in the merger agreement. The transaction, which was unanimously approved by the Boards of Directors of both companies, is expected to close in the first quarter of 2025.

C. Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

D. Trend Information

 We have been engaged, and plan to continue to engage, among other trends, in mergers and acquisitions to diversify or expand our business, which may pose risks to our business, and we may not realize the anticipated benefits of these mergers or acquisitions. For a description of additional factors that may affect our future performance, please see our Annual Report, “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Current Outlook.”

E. Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. For a comprehensive discussion of our critical accounting estimates please see “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations – E. Critical Accounting Estimates” section in our Annual Report.